AMBEV S.A.

CNPJ/MF [National Corporate Taxpayers Register of the Ministry of Finance] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

MARCH 27, 2018

AMBEV S.A.

CNPJ/MF [National Corporate Taxpayers Register of the Ministry of Finance] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Annual and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 27, 2018, at 2:00 p.m. (“Proposal”):

A. Annual Shareholders’ Meeting:

1.         Analysis of the management accounts, with examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2017.

We propose the approval of the management accounts and financial statements for the fiscal year ended December 31, 2017, as published on March 1, 2018 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. -Brasil, Bolsa, Balcão through the Periodical Information System, the Company’s website (www.ri.ambev.com.br) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo (“Financial Statements”).

We stress that, pursuant to Article 9, item III, of CVM Instruction Nº 481 on December 17, 2009 (“CVM Instruction Nº 481/09”), the information set forth in Exhibit A.I of this Proposal, reflects our comments on the financial status of the Company.

2.         Allocation of the net profits for the year ended December 31, 2017, and ratification of the payments of dividends and interest on own capital for the year ended December 31, 2017, approved by the Board of Directors at meetings held on May 16, 2017, December 1, 2017 and December 21, 2017.

We propose that the net profits for the Fiscal Year ended December 31, 2017 be allocated as indicated below and as defined in detail in Exhibit A.II of this Proposal, drawn up in compliance with Article 9, sole paragraph, Item II, of CVM Instruction No. 481/09. It is further proposed to ratify the payments of dividends and interest on own capital for the year ended December 31, 2017, approved by the Board of Directors at meetings held May 16, 2017, December 1, 2017 and December 21, 2017.

Net Profits	R$ 7,331,968,165.59
Amount allocated to the Tax Incentives Reserve	R$ 1,552,260,808.80
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2017(1)	R$ 4,712,417,426.89
Amount allocated to the Investments Reserve(2)	R$ 1,177,869,530.89

(1) The total amount allocated to payment of dividends and / or interest on own capital (gross) net of expired dividends was R$ 8,482,560,807.61, of which (i) 4,712,417,426.89 were declared based on the net profit relating to the fiscal year ended December 31, 2017 and (ii) R$ 3,770,143,380.72 were declared based on the balance of the investment reserved created in the previous fiscal years

(2) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$75,880,674.41; e (ii) expired dividends in the amount of R$34,698,926.57, as detailed in Exhibit A.II.

3. Election of the members of the Fiscal Council and their respective alternates for a term of office ending at the Annual Shareholders’ Meeting to be held in 2019, pursuant to the Company's bylaws.

The controlling shareholders of the Company informed its Management that they will appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Management Slate”:

(i) by reelection, James Terence Coulter Wright, Brazilian, separated, civil engineer, bearer of Identity Card RG No. 4.967.106-6 SSP/SP, enrolled with the CPF/MF under No. 872.316.898-68, with offices in the City of São Paulo, State of São Paulo, to take office as a sitting member of the Fiscal Council of the Company; (ii) by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/MF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as a sitting member of the Fiscal Council of the Company; (iii) by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/MF under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and (iv) by reelection, Ary Waddington, Brazilian, married, economist, bearer of Identity Card No. 01.139.7777-5 IFP/RJ, enrolled with the CPF/MF under No. 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6404/76 informed the Company's management that it will appoint for the position of member of the Fiscal Council, (i) by election, Mr. Aldo Luiz Mendes, Brazilian citizen, divorced, bank employee and economist, bearer of Identity Card RG No. 468.756 SSP/DF, enrolled with the CPF/MF under No. 210.530.301-34, resident and domiciled in the City of Brasília, in the Federal District, to take office as a sitting member of the Company's Fiscal Council; and (ii) by reelection, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of Identity Card No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/MF under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company's Fiscal Council.

We explain that, pursuant to Article 10 of CVM Instruction No. 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Exhibit A.III of this Proposal.

4.         Establishment of the overall Compensation of the Management and the members of the Fiscal Council for year 2018.

We propose that the overall compensation for the year 2018 (that is, between January 1st, 2018 and December 31, 2018) be established in the global amount of up to R$ 83,292,928.00.

Pursuant to CVM’s instruction (item 3.4.5 of Directive Release/CVM/SEP/No. 02/2018 – “Release”), the global compensation amount of the management to be approved in an Annual Shareholders’ Meeting pursuant to Article 152 of Law No. 6404/76 must include, in addition to the short term fixed and variable compensation of the management, the expenses associated to the recognition of the fair value of the stock options that the Company intends to grant in the year. Therefore, we clarify that the global compensation amount of the management includes (i) the expenses associated to the recognition of the fair value of the stock options that the Company intends to grant this year, based on the Company’s Stock Option Plan, dated June 30, 2013, and (ii) the expenses associated to recognition of the fair value of the compensation based on shares that the Company intends to conduct this year, based on the Share-Based Compensation Plan, dated April 29, 2016, both cases with the accounting and non-financial effects provided for in CPC 10.

As far as the overall compensation of the Fiscal Council is concerned, for the year 2018 (that is, between January 1st, 2018 and December 31, 2018), we propose that the establishment the global amount of up to R$ 2,041,187.00, with the compensation of the alternate members corresponding to half of the amount received by the sitting members, which is in compliance with Law No. 6404/76.

We inform that the amounts paid out as overall compensation for the Management and members of the Fiscal Council of the Company for Fiscal Year 2017 were equivalent to R$ 72,274,687.00 and R$ 1,855,625.00, respectively, being lower than the totals approved by the Annual Shareholders’ Meeting held on April 28, 2017, that is, up to the limit of R$ 85,811,468.77 for the management of the Company, and up to the limit of R$ 1,990,165.00 for the members of the Fiscal Council. The difference between the amounts approved by the Annual Shareholders’ Meeting held on April 28, 2017 and the amounts actually paid as global compensation attributed to management is justified, mainly, by the variable component of the compensation, which is connected to management specific performance targets, which were not fully achieved. On the other hand, the difference related to the overall compensation attributed to the members of the Fiscal Council is justified, mainly, by the increase of wages in a lower proportion than initially expected.

We explain that the information required for the necessary analysis of the Proposal presented on the compensation of the Management and the Fiscal Council, as set forth in Article 12 of CVM Instruction Nº 481/09, is set forth in Exhibit A.IV of this Proposal, particularly items 13.1 to 13.4.

B. Extraordinary Shareholders’ Meeting:

5. Partial spin-off of Arosuco with Merger of the Spun-Off Portion into the Company (“Reorganization”)

We propose that the Reorganization is executed in a manner in which the Company, which immediately prior to the partial spin-off of Arosuco Aromas e Sucos Ltda. (CNPJ/MF No. 03.134.910/0001-55) (respectively, “Arosuco” and “Partial Spin-Off”), will be the holder of 100% of the quotas representing the capital of Arosuco, receives the spun-off portion of Arosuco (“Spun-off Portion”), by its relevant book value, based on the elements of the balance sheet as of February 28, 2018.

Prior to the Reorganization, it will be approved in an Extraordinary Shareholders’ Meeting of CRBS S.A. (CNPJ/MF No. 56.228.356/0001-31) (“CRBS”), its partial spin-off, with the merger into Arosuco of the spun-off portion, which consists of the same assets and liabilities that will compose the Spun-Off Portion (“Spin-off of CRBS”)

The Spin-off of CRBS and the Reorganization have the purpose to optimize the structure of Ambev and its subsidiaries, so as to divide assets and liabilities between them of Ambev in a more efficient manner, and, thus, bringing benefits to shareholders of the Company. The material terms of the Reorganization, as provided for in article 20-A of CVM Instruction 481/09, are described in Exhibit B.I hereto.

The Company’s management engaged APSIS Consultoria e Avaliações Ltda. (CNPJ No. 08.681.365/0001-30) (“Specialized Firm”) to conduct the analysis of the Spun-Off Portion, at book value, which prepared the valuation report (“Valuation Report”). The information required by article 21 of CVM Instruction No. 481/09 constitutes Exhibit B.II to this Proposal.

The Reorganization will not result in increase or reduction in the Company’s shareholders’ equity or capital stock to the extent that the Spun-Off Portion is already entirely reflected in the Company’s shareholders’ equity, as a result of the compliance with the applicable accounting rules. Thus, there will be no dilution for the Company’s current shareholders, and the obligations provided for in Chapter III of CVM Instruction No. 565, of June 15, 2015 will not be applicable.

The Partial Spin-off will be carried out without joint and several liability between Arosuco and the Company, under article 233, sole paragraph, of Law No. 6,404/76, and the Company is, therefore, responsible only for the rights and obligations that are transferred to it within the scope of the Spun-off Portion.

The Company has made a consultation to CVM on the necessity of elaborating of the reports set forth under article 264 of Law No. 6,404/76, for the purposes of the Reorganization, and the Superintendence of Business Relations of CVM, due to the circumstances of the concrete case, based on item I, subitem "b" of the CVM Resolution No. 559/08, item "b", understood that there would be no justifications for CVM to request the elaboration of the reports mentioned in article 264 of Law No. 6,404/76, for the purposes of the Reorganization, under the terms of the Official Letter No. 86/2018/CVM/SEP/GEA-2, dated as of March 22, 2018.

Considering the above, we propose (i) the approval of the “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. with the Merger of the Spun-off  Portion into  Ambev S.A.”, which provides for the general bases of the Reorganization, and which constitutes Exhibit B.I.1 to this Proposal; (ii) the ratification of the appointment and engagement of the Specialized Firm for preparation of the Valuation Report; (iii) the approval of the Valuation Report; and (iv) the approval of the merger, by the Company, of the Spun-off Portion.

São Paulo, March 27, 2018.

The Management

Ambev S.A.